767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

October 5, 2020

VIA EDGAR TRANSMISSION

Ms. Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Pace Tech Opportunities Corp.

Amendment No. 2 to the Registration Statement on Form S-1

Filed October 1, 2020

File No. 333-248594

Dear Ms. Gorman:

On behalf of our client, TPG Pace Tech Opportunities Corp., a Cayman Islands exempted company (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated in its letter addressed to the Company, dated October 2, 2020. In connection with such response, we will be filing, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (File No. 333-248594). If requested, we will send to the Staff courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 3.

Ms. Gorman
Securities and Exchange Commission
October 5, 2020

Amendment No. 2 to the Registration Statement on Form S-1 Filed October 1, 2020

General

1.	We note your response to comment 2 of our letter dated September 30, 2020. Please further clarify:

•

with respect to the original forward purchase agreement, what the circumstances are in which you will issue non-affiliate transferees additional shares, and state the aggregate purchase price for all of the shares and disclose the effective purchase price on a per-share basis that includes the additional shares;

•

similarly, with respect to the additional forward purchase agreements, clarify that the purchasers are purchasing 11 million shares and 2 million warrants for an aggregate purchase price of $100 million, and disclose the effective purchase price per on a per-share basis that includes all 11 million shares; and

•	describe the circumstances in which the founders will forfeit founder shares at the time of the business combination, as disclosed on page 23.

The Company acknowledges the Staff’s comment and has revised the disclosure on the front cover of the Registration Statement and on pages 1, 7, 8, 21, 23, 44, 46, 86, 96, 97, 103, 147, 150, 166, 167 and F-14 accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Greg Mrva

President

TPG Pace Tech Opportunities Corp.